edward nathan sonnenbergs
johannesburg cape town durban stellenbosch
1 north wharf square
loop street foreshore cape town 8001
p o box 2293 cape town south africa 8000
docex 14 cape town
tel +2721 410 2500 fax +2721 410 2555
info@problemsolved.co.za www.problemsolved.co.za
PROGRAMME AGREEMENT
in respect of the
DRDGOLD LIMITED
ZAR2 000 000 000 DOMESTIC MEDIUM TERM AND HIGH YIELD NOTE PROGRAMME
Unconditionally and irrevocably guaranteed, jointly and severally by, Crown Gold Recoveries
Proprietary Limited, East Rand Proprietary Mines Limited, Ergo Mining Operations Proprietary
Limited and Ergo Mining Operations Proprietary Limited
amongst
DRDGOLD LIMITED
(as Issuer)
and
CROWN GOLD RECOVERIES PROPRIETARY LIMITED
(as Guarantor)
and
EAST RAND PROPRIETARY MINES LIMITED
(as Guarantor)
and
ERGO MINING OPERATIONS PROPRIETARY LIMITED
(as Guarantor)
and

2
ERGO MINING PROPRIETARY LIMITED
(as Guarantor)
and
ABSA CAPITAL LIMITED, ACTING THROUGH THE INVESTMENT BANKING DIVISION OF ABSA BANK
LIMITED, AFFILIATED WITH BARCLAYS BANK PLC
(as Arranger and Dealer)

TABLE OF CONTENTS
Clause number and description
Page
1.
PARTIES .............................................................................................................................................................................. 1
2.
INTRODUCTION.................................................................................................................................................................. 1
3.
INTERPRETATION.............................................................................................................................................................. 1
4.
AGREEMENTS TO ISSUE AND SUBSCRIBE ................................................................................................................. 5
5.
CONDITIONS OF ISSUE .................................................................................................................................................... 6
6.
REPRESENTATIONS AND WARRANTIES ..................................................................................................................... 9
7.
UNDERTAKINGS .............................................................................................................................................................. 16
8.
INDEMNITY........................................................................................................................................................................ 20
9.

2

PROGRAMME AGREEMENT
1.
PARTIES
1.1. The Parties to this Agreement are:
1.1.1.
DRDGOLD LIMITED (“DRDGOLD” and the “Issuer”);
1.1.2. CROWN GOLD RECOVERIES PROPRIETARY LIMITED, EAST RAND
PROPRIETARY MINES LIMITED, ERGO MINING OPERATIONS
PROPRIETARY LIMITED AND ERGO MINING PROPRIETARY LIMITED (the
“Guarantors”); and
1.1.3. ABSA CAPITAL LIMITED, ACTING THROUGH THE INVESTMENT BANKING
DIVISION OF ABSA BANK LIMITED AFFILIATED WITH BARCLAYS BANK
PLC (“Absa Capital” or “Arranger and Dealer”).
1.2. The Parties agree as set out below.
2.
INTRODUCTION
2.1. The Issuer has executed an Agency Agreement (as defined below) recording certain matters relating to the Notes, the Transfer Agent, the Calculation Agent and the Paying Agent.
2.2.
The Agency Agreement sets out provisions relating, inter alia, to the Notes, payments thereunder and documentation relating to the issue and payment of Notes and the role of the Transfer Agent, the Calculation Agent and the Paying Agent under the Programme.
2.3. In addition to the matters recorded in the Agency Agreement, the Issuer wishes to record herein certain matters relating to the Arranger and the Dealers, the issue of and subscription for the Notes under the Programme and attach pro forma documents relating to the
Programme.
3.
INTERPRETATION
3.1. Terms and expressions defined in the Programme Memorandum or used in the Applicable
Pricing Supplement relating to a Tranche of Notes shall have the same meaning in this
Agreement, except where the context requires otherwise or unless otherwise stated.
3.2. In addition, unless the context dictates otherwise, the words and expressions set forth below shall bear the following meanings and cognate expressions shall bear corresponding meanings:

3.2.1.             “Agency Agreement” means the agency agreement dated on or about the date of this Agreement entered into between the Issuer, the Paying Agent, the
Calculation Agent and the Transfer Agent;
3.2.2.             “Agreement” means this programme agreement dated the date of the last signature hereto, and the schedules hereto;
3.2.3.             “Agreement Date” means, in relation to a Tranche of Notes, the date on which an agreement is concluded for the issue of such Notes as contemplated in clause 4 which, in the case of Notes issued on a syndicated basis or otherwise in relation to which a Subscription Agreement is entered into, shall be the date upon which the relevant Subscription Agreement is signed by or on behalf of all the parties thereto;
3.2.4.             “Confirmation Letter” means:
3.2.4.1. in respect of the appointment of a third party as a Dealer for the duration of the Programme, the Confirmation Letter substantially in the form set out in Part II of Schedule 3 hereto;
3.2.4.2. in respect of the appointment of a third party as a Dealer for one or more Tranches of Notes under the Programme, the Confirmation
Letter substantially in the form set out in Part IV of Schedule 3 hereto;
3.2.5.             “Dealers” means the Initial Dealer and any New Dealer and excludes any entity whose appointment has been terminated pursuant to clause 12 and references in this Agreement to the “Relevant Dealer” shall, in relation to a Tranche of
Notes, be references to the Dealer or Dealers with whom the Issuer has agreed the issue and subscription for such Tranche(s);
3.2.6.             “Dealer Accession Letter” means:
3.2.6.1. in respect of the appointment of a third party as a Dealer for the duration of the Programme, the Dealer Accession Letter
substantially in the form set out in Part I of Schedule 3 hereto; and
3.2.6.2. in respect of the appointment of a third party as a Dealer for one or more Tranches of Notes under the Programme, the Dealer
Accession Letter substantially in the form set out in Part III of
Schedule 3 hereto;

3.2.7.             “Financial Exchange” means the JSE or its successor, or any other or further financial exchange or financial exchanges on which any Notes may be listed, and references in this Agreement to the “relevant Financial Exchange(s)”
shall, in relation to any Notes, be references to the Financial Exchange or
Financial Exchanges on which such Notes are from time to time, or are intended to be, listed;
3.2.8.              “Initial Dealer” means Absa Capital;
3.2.9.             “Initial Documentation List” means the list of documents set out in Part 1 of
Schedule 1 to this Agreement;
3.2.10.           “Issuer” means DRDGOLD Limited, a company duly incorporated in the
Republic of South Africa with limited liability under registration number
1895/000926/06;
3.2.11.           “JSE” means the JSE Limited (registration number 2005/022939/06), a licensed
Financial Exchange in terms of the Securities Services Act or any Financial
Exchange which operates as a successor Financial Exchange to the JSE;
3.2.12.           “Lead Manager(s)” means, in relation to a Tranche of Notes, the person defined as the Lead Manager(s) in the applicable Subscription Agreement or when only one Dealer signs such Subscription Agreement, such Dealer;
3.2.13.           “New Dealer” means any entity appointed as an additional Dealer for the duration of the Programme or for a particular Tranche of Notes, whether pursuant to clause 13 or pursuant to a Subscription Agreement;
3.2.14.           “Notes” means secured or unsecured notes issued or to be issued by the
Issuer under the Programme, pursuant to this Programme Agreement;
3.2.15.           “Participant” means a person accepted by the CSD as a participant in terms of section 34 of the Securities Services Act, and who is approved by the JSE, in terms of the rules of the JSE, as a settlement agent to perform electronic settlement of funds and scrip;
3.2.16.           “Programme” means the DRDGOLD Limited ZAR2 000 000 000 Domestic
Medium Term and High Yield Note Programme under which the Issuer may from time to time issue Notes;
3.2.17.           “Programme Memorandum” means the document so entitled in respect of the
Programme dated on or about the date of this Agreement; provided that if the
Issuer publishes a new Programme Memorandum or a supplement to the

Programme Memorandum, as the case may be (as contemplated in the section of the Programme Memorandum headed “Documents Incorporated by
Reference”), references to “Programme Memorandum” shall be construed as references to that new Programme Memorandum or the Programme
Memorandum as supplemented, as the case may be;
3.2.18.           “Relevant Agreement” means, in respect of a Tranche of Notes, the agreement concluded for the issue of such Tranche as contemplated in clause 4 which, in the case of Notes issued on a syndicated basis or otherwise in relation to which a Subscription Agreement is entered into, shall be the
Subscription Agreement;
3.2.19.           “Securities Act” means the U.S. Securities Act, 1933 (as amended);
3.2.20.           “Securities Services Act” means the Securities Services Act, 2004 (as amended), or such other relevant successive legislation;
3.2.21.           “Settlement Date” means a day on which a trade in respect of a Tranche of
Notes listed on the relevant Financial Exchange settles, in terms of the rules thereof from time to time (unless otherwise stipulated), or, in respect of unlisted
Notes, such date as may be agreed between the Issuer and the relevant
Dealer(s);
3.2.22.           “Sponsoring Member” means Absa Capital or such other Sponsoring Member as the Issuer may from time to time appoint for the purposes of liaising with the
Financial Exchange;
3.2.23.           “Subscription Agreement” means an agreement in or substantially in the form set out in Schedule 5 hereto or such other form as may be agreed between the
Issuer and the Lead Manager, and the Dealer(s), if applicable, relating to a
Tranche of Notes, which agreement shall be supplemental to this Agreement;
3.2.24.           “Terms and Conditions” means, in relation to a Tranche of Notes, the terms and conditions set out in the section of the Programme Memorandum headed
“Terms and Conditions of the Notes” as modified and supplemented by the
Applicable Pricing Supplement pertaining to that Tranche of Notes and
“Condition” refers to a condition set forth in the Terms and Conditions; and
3.2.25.            “U.S.” means the United States of America.
3.3. In this Agreement, clause headings are inserted for convenience and ease of reference only and shall not affect the interpretation of this Agreement.

3.4. All references in this Agreement to the provisions of any statute shall be deemed to be references to that statute as from time to time modified, extended, amended or re-enacted.
3.5. All references in this Agreement to an agreement, instrument or other document (including this Agreement, the Programme Memorandum, any Tranche of Notes and any Terms and
Conditions appertaining thereto) shall be construed as a reference to that agreement, instrument or document as the same may be amended, modified, varied, supplemented, replaced or novated from time to time.
3.6.
Words denoting the singular number only shall include the plural number also and vice versa; words denoting the masculine gender only shall include the feminine gender also;
and words denoting persons only shall include firms and corporations and vice versa.
3.7. When any number of days is prescribed, such number shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business
Day, in which case the last day shall be the next succeeding day which is a Business Day unless otherwise specified in the Applicable Pricing Supplement.
4.
AGREEMENTS TO ISSUE AND SUBSCRIBE
4.1. Subject to the terms and conditions of this Agreement, the Issuer may from time to time agree with any Dealer to issue, and any Dealer may agree to subscribe for, or to procure the subscription for Notes, provided that until such agreement is reached, no Dealer shall have any obligations in respect of any particular issue of Notes, nor shall any Dealer be entitled to subscribe for, or procure the subscription for Notes or to solicit subscriptions for Notes, without the express prior written consent of the Issuer.
4.2. Unless otherwise agreed between the Issuer and the Relevant Dealer, on each occasion upon which the Issuer and the Relevant Dealer agree on the terms of the issue and subscription for one or more Tranche(s) of Notes to be listed on a Financial Exchange, the
Issuer shall instruct:
4.2.1. the Relevant Dealer to complete in accordance with the details of the instruction, the necessary details on the Applicable Pricing Supplement;
4.2.2. the Transfer Agent to create the Register and enter the name of the CSD’s
Nominee as registered Noteholder in the Register; and
4.2.3. the Participant to facilitate the settlement of trades, and if applicable, shall cause such Tranche(s) of Notes to be executed, issued and delivered in the form of Individual Certificates to the Participant, who will in turn deliver such
Individual Certificates to the CSD.

4.3. Unless otherwise agreed between the Issuer and the relevant Dealer, where more than one
Dealer has agreed with the Issuer to subscribe for, or procure the subscription for a particular Tranche of Notes pursuant to this clause 4 the obligations of such Dealers so to subscribe for, or to procure the subscription for, the Notes shall be several but not joint.
4.4. Where the Issuer agrees with one or more Dealers to issue, and such Dealers agree to subscribe for, or procure the subscription for Notes, the Issuer shall enter into a Subscription
Agreement with such Dealer(s). For the avoidance of doubt, the Agreement Date in respect of such issue shall be the date on which the Subscription Agreement is signed on behalf of all parties thereto.
4.5. The procedures for unlisted Notes shall be agreed by the parties at an appropriate time before the issue thereof.
4.6. Each of the Issuer and the Dealers acknowledges that any issue of Notes in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply may only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time.
5.
CONDITIONS OF ISSUE
5.1.
First Issue
Before the Issuer reaches its first agreement with any Dealer for the issue of, and subscription for Notes, each Dealer shall have received, and found satisfactory (in its reasonable opinion) all of the documents and confirmations described in Part 1 of the Initial
Documentation List from the Arranger. Any Dealer must notify the Arranger and the Issuer within 10 (ten) calendar days (or such shorter period as may be agreed between the Issuer, the Arranger and the Relevant Dealer(s)) of receipt of the documents and confirmations described in Part 1 of Schedule 1 if it considers any to be unsatisfactory in its reasonable opinion and, in the absence of such notification, such Dealer shall be deemed to consider such documents and confirmations to be satisfactory.
5.2.
Each Issue
5.2.1. The obligations of a Dealer under any agreement for the issue, and subscription for Notes, made pursuant to clause 4 are conditional upon:
5.2.1.1. there having been, as at the proposed Issue Date, no adverse change in the condition (financial or otherwise) of the Issuer or any of the Guarantors which is likely, in the reasonable opinion of the
Relevant Dealer, to be considered to be material in the context of the issue and offering of the Notes from that set forth in the
Programme Memorandum as at the relevant Agreement Date, nor
the occurrence of any event making untrue or incorrect in any material respect, any of the representations and warranties
contained in clause 6;
5.2.1.2. subject to clause 14, the maximum aggregate nominal amount of all
Notes from time to time Outstanding (including that issue of Notes)
not exceeding ZAR2 000 000 000;
5.2.1.3. there being no unremedied breach of any of the material obligations of the Issuer or any of the Guarantors under this Agreement, the
Agency Agreement or any Notes, which have not been expressly waived by the Relevant Dealer on or prior to the proposed Issue
Date;
5.2.1.4. in the case of Notes which are intended to be listed, the relevant authorities having agreed to list such Notes, subject only to the issue of the relevant Notes;
5.2.1.5. no meeting of Noteholders (or any of them) to consider matters which might in the reasonable opinion of the Relevant Dealer be considered to be material in the context of the issue of the Notes having been duly convened but not yet held or, if held but
adjourned, the adjourned meeting having not been held and the
Issuer or any of the Guarantors not being aware of any
circumstances which are likely to lead to the convening of such a meeting;
5.2.1.6. between the Agreement Date and the Issue Date for such Notes, there having been, in the reasonable opinion of the Relevant
Dealer, no such change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would, in the reasonable opinion of the relevant Dealer be likely to prejudice materially the success of the offering and distribution of the Notes proposed to be issued or dealings in such
Notes in the secondary market;
5.2.1.7. there having been, if applicable, between the Agreement Date and the Issue Date, no downgrading in the rating of the Issuer or any of the Guarantors, or their debts (as the case may be), or withdrawal by any rating agency, nor any public notice of any intended or potential downgrading or withdrawal, of the rating given by such rating agency or the placing of the Issuer or any of the Guarantors on “Creditwatch” with negative implications where such ratings downgrade would be likely to prejudice the success of the offering and distribution of the Notes proposed to be issued. For the avoidance of doubt, only a rating agency that has given a rating in respect of the Issuer or any of the Guarantors may place the Issuer or any of the Guarantors on Creditwatch;
5.2.1.8. the form of the Applicable Pricing Supplement and, in the case of
Notes evidenced by Certificates, the Certificates and the relevant settlement procedures having been agreed by the Issuer and the relevant Dealer;
5.2.1.9. the Specified Currency being accepted for settlement by the CSD;
and
5.2.1.10.      any calculations or determinations which are required by the relevant Terms and Conditions to have been made prior to the
Issue Date having been duly made.
5.2.2. If, following an Agreement Date and before the relevant Issue Date, the Issuer or any of the Guarantors becomes aware that the conditions specified in this clause 5.2 will not be satisfied, the Issuer or any of the Guarantors shall forthwith notify the relevant Dealer to this effect giving full details thereof. In addition, the Issuer or any of the Guarantors shall take such steps as may reasonably be requested by the Arranger and/or the Relevant Dealer, subject to the agreement of the Issuer, to remedy and/or publicise the same. In the event that any of the foregoing conditions is not satisfied, the relevant Dealer shall be entitled (but not bound) by notice to the Issuer to be released and discharged from its obligations under the agreement reached under clause 4. In the event that the Relevant Dealer(s) gives notice as aforesaid, the Issuer shall remain liable (under the terms of the Relevant Agreement) for the reasonable expenses of the Dealer(s) party to such Relevant Agreement, incurred prior to or in connection with such termination, unless otherwise agreed between the Issuer and the Dealer(s).

5.3.
Waiver
Subject to the discretion of the Lead Manager(s) as provided in a Subscription Agreement, any Dealer, on behalf of itself only, may by notice in writing to the Issuer, waive any of the conditions precedent contained in clause 5.2, save for the condition precedent contained in clause 5.2.1.2 in so far as they relate to an issue of Notes to that Dealer, or an investor procured by that Dealer.
5.4.
Updating of legal opinions and further legal opinions
Before each issue of Notes by the Issuer and on such other occasions as the Dealers may reasonably request, the Issuer and/or, as the case may be, any of the Guarantors, will procure that further legal opinions that are reasonably requested by the Dealers in such form as the Dealers may reasonably require are delivered, at the expense of the Issuer to the
Dealers from legal advisers (approved by the Dealers) in South Africa. If at or prior to the time of any agreement to issue and subscribe for Notes under clause 4 such a request is made with respect to the Notes to be issued, the receipt of the relevant opinion or opinions in a form reasonably satisfactory to the relevant Dealer shall be a further condition precedent to the issue of those Notes to that Dealer or an investor procured by that Dealer.
6.
REPRESENTATIONS AND WARRANTIES
6.1. As at the date of this Agreement, the Issuer hereby represents, warrants and undertakes to the Dealers and each of them as follows:
6.1.1. that the Issuer is duly established and validly existing under the laws of South
Africa and as such has full power and capacity to carry on its business as described in the Programme Memorandum and is lawfully qualified to do business in those jurisdictions in which business is conducted by it;
6.1.2. that the execution and delivery of this Agreement and any Subscription
Agreement, and the Agency Agreement have been duly authorised by the
Issuer and that, when executed and delivered by the Issuer constitute and will constitute valid, legally binding and enforceable obligations of the Issuer;
6.1.3. that the issue of Notes by the Issuer has been duly authorised by the Issuer and when executed, issued and delivered, each Note will constitute legal, valid, binding and enforceable obligations of the Issuer;
6.1.4. that no other action, condition or thing is required to be taken, fulfilled or done
(including without limitation the obtaining of any consent, approvals, authorisations, orders, qualifications or licence or the making of any filing or registration) for or in connection with the execution, issue and offering of any
Notes under the Programme, or the execution, delivery and compliance by the
Issuer with the terms of this Agreement, any Subscription Agreement, the
Agency Agreement, any Notes and/or the performance of the terms of any
Notes;
6.1.5. that the execution and delivery of this Agreement, and any Subscription
Agreement and the Agency Agreement, the issue, offering and distribution of any Notes, the carrying out of the other transactions contemplated by this
Agreement, and/or any Subscription Agreement and the Agency Agreement
and compliance with the terms thereof do not and will not, to the best of the
Issuer’s knowledge and belief, (i) conflict with or result in a breach in any material respect of any of the terms or provisions of, or constitute a default under the laws of South Africa or any material indenture, trust deed, mortgage or other agreement or instrument to which the Issuer is a party or by which it or any of its properties is bound, in a manner which would have a Material
Adverse Effect on the Issuer or the Issuer’s obligations under the Terms and
Conditions as well as this Agreement, or (ii) infringe any existing applicable law, rule, regulation, judgment, order or decree of the government of South Africa or governmental body or court in South Africa or any judgment, order or decree of any foreign government, body or court, or (iii) insofar as the Issuer is aware, infringe any other law, rule or regulation;
6.1.6. that the Programme Memorandum contains all information with respect to the
Issuer which is material in the context of the Programme and the issue and offer of Notes thereunder (including all information required by applicable laws of
South Africa), that the information contained in the Programme Memorandum is true and accurate in all material respects and is not misleading, that the opinions and intentions of the Issuer expressed therein are honestly held, that there are no other facts with respect to the Issuer or the Notes the omission of which would make the Programme Memorandum or any of such information or the expression of any such opinions or intentions misleading in any material respect, that the Issuer has made all reasonable enquiries to ascertain all facts material for the purposes aforesaid and, without prejudice to the above, that the
Programme Memorandum contains all information required by the Financial
Exchange, except as such may be waived by the relevant Financial Exchange and except in respect of unlisted Notes;
6.1.7. that the most recently published audited consolidated annual financial statements, and any statements, reports and notes thereto, of the Issuer were prepared in accordance with the requirements of law in South Africa and with generally accepted accounting practices in South Africa and/or IFRS (as the case may be) consistently applied and they fairly present the financial condition of the Issuer, as at the date to which they were prepared (the “relevant date”)
and the results of the operations of the Issuer in respect of the periods for which they were prepared and that there has been no material adverse change or any development involving a prospective adverse change in the condition (financial or otherwise) of the Issuer which could reasonably be expected to have a
Material Adverse Effect since the date of the most recently published audited financial statements except as disclosed in the Programme Memorandum;
6.1.8. save as disclosed in the Programme Memorandum, that there are no litigation, arbitration or administrative proceedings involving the Issuer (and, so far as the
Issuer is aware, no such proceedings are pending, threatened or contemplated)
which, if determined adversely to the Issuer could individually or in aggregate have a Material Adverse Effect on the condition (financial or otherwise) or operations of the Issuer or the ability of the Issuer to comply with or perform its obligations under the terms of any Notes, this Agreement, and/or any
Subscription Agreement and the Agency Agreement, save as disclosed in the
Programme Memorandum;
6.1.9. that no Event of Default (as defined in the Programme Memorandum) or event which with the giving of notice, the expiry of any grace period, the making of any determination, or any combination thereof may constitute an Event of
Default is subsisting in relation to any Outstanding Note and no event has occurred which might reasonably be expected to constitute (after an issue of
Notes) an Event of Default thereunder or which with the giving of notice, the expiry of any grace period, the making of any determination, or any combination thereof may (after an issue of Notes) reasonably be expected to constitute such an Event of Default;
6.1.10. that, except as set forth in the Programme Memorandum, generally, and in particular, Condition 11 (Taxation) thereof, all amounts payable by the Issuer in respect of the Notes shall be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of South Africa or any political sub-division thereof or authority or agency therein or thereof having power to tax;
6.1.11. that all consents, approvals, authorisations, orders and clearances of all regulatory authorities required by the Issuer for, or in connection with, the creation and offering of Notes under the Programme, the execution and issue of, and compliance by the Issuer with the terms of the Notes issued under the
Programme and the entry into, execution and delivery of, and compliance with the terms of this Agreement, and any Subscription Agreement to be concluded and the Agency Agreement have been obtained and are in full force and effect;
6.1.12. that at all times it will ensure that all necessary action is taken and all necessary conditions are fulfilled (including, without limitation, the obtaining of all necessary consents) so that it may lawfully comply with its obligations under the
Notes and this Agreement and any Subscription Agreement to be concluded and the Agency Agreement and, further, so that it may comply with any applicable laws, regulations and guidelines from time to time promulgated by any South African governmental and regulatory authorities relevant in the context of the issue of Notes under the Programme;
6.1.13. neither the Issuer nor any of its assets is entitled to immunity from suit, execution, attachment or other legal process in any jurisdiction;
6.1.14.
that all Senior Notes will rank as described in Condition 5.1 (Status of Senior
Notes) and all Subordinated Notes will rank as described in Condition 5.2
(Status of Subordinated Notes) of the Terms and Conditions;
6.1.15. that none of the Issuer, its affiliates (as defined in Rule 405 under the Securities
Act) or any persons acting on any of their behalf has engaged or will engage in any direct selling efforts in the U.S. (as defined in Regulation S under the
Securities Act) or in any other selling efforts in contravention of the selling restrictions (as set out in Schedule 2 hereto), in respect of the Notes;
6.1.16. that the Issuer, its affiliates and each person acting on any of their behalf have complied with and will comply with the offering restrictions requirements of
Regulation S under the Securities Act (if applicable); and
6.1.17. insofar as the Issuer is aware there is no substantial U.S. market interest (as defined in Regulation S under the Securities Act) in the Notes.
6.2. As at the date of this Agreement, each of the Guarantors hereby represents, warrants and undertakes to the Dealers and each of them as follows:
6.2.1. that each of the Guarantors is duly established and validly existing under the laws of South Africa and as such has full power and capacity to carry on its business as described in the Programme Memorandum and is lawfully qualified to do business in those jurisdictions in which business is conducted by it;

6.2.2. that the execution and delivery of this Agreement, any Subscription Agreement, and the Guarantee have been duly authorised by each of the Guarantors and that, when executed and delivered by each of the Guarantors constitute and will constitute valid, legally binding and enforceable obligations of the Guarantors;
6.2.3. that no other action, condition or thing is required to be taken, fulfilled or done
(including without limitation the obtaining of any consent, approvals, authorisations, orders, qualifications or licence or the making of any filing or registration) for or in connection with the execution, issue and offering of any
Notes under the Programme, or the execution, delivery and compliance by each of the Guarantors with the terms of this Agreement, any Subscription
Agreement, the Guarantee, any Notes and/or the performance of the terms of any Notes;
6.2.4. that the execution and delivery of this Agreement, and any Subscription
Agreement and the Guarantee, the issue, offering and distribution of any Notes, the carrying out of the other transactions contemplated by this Agreement, and/or any Subscription Agreement and the Guarantee and compliance with the terms thereof do not and will not, to the best of each of the Guarantor’s knowledge and belief, (i) conflict with or result in a breach in any material respect of any of the terms or provisions of, or constitute a default under the laws of South Africa or any material indenture, trust deed, mortgage or other agreement or instrument to which each of the Guarantors is a party or by which any of them or any of their properties is bound, in a manner which would have a
Material Adverse Effect on any or either of the Guarantor’s ability to fulfil its obligations under the Terms and Conditions, or (ii) infringe any existing applicable law, rule, regulation, judgment, order or decree of the government of
South Africa or governmental body or court in South Africa or any judgment, order or decree of any foreign government, body or court, or (iii) insofar as each of the Guarantors is aware, infringe any other law, rule or regulation;
6.2.5. that the Programme Memorandum contains all information with respect to each of the Guarantors which is material in the context of the Programme and the issue and offer of Notes thereunder (including all information required by applicable laws of South Africa), that the information contained in the
Programme Memorandum is true and accurate in all material respects and is not misleading in any material respect, that the opinions and intentions of each of the Guarantors expressed therein are honestly held, that there are no other facts with respect to each of the Guarantors or the Notes the omission of which would make the Programme Memorandum or any of such information or the expression of any such opinions or intentions misleading in any material respect, that each of the Guarantors has made all reasonable enquiries to ascertain all facts material for the purposes aforesaid and, without prejudice to the above, that the Programme Memorandum contains all information required by the Financial Exchange, except as such may be waived by the relevant
Financial Exchange and except in respect of unlisted Notes;
6.2.6. that the most recently published audited consolidated annual financial statements, and any statements, reports and notes thereto, of each of the
Guarantors were prepared in accordance with the requirements of law in South
Africa and with generally accepted accounting practices in South Africa and/or
IFRS (as the case may be) consistently applied and they fairly present the financial condition of each of the Guarantors, as at the date to which they were prepared and the results of the operations of each of the Guarantors in respect of the periods for which they were prepared and that there has been no material adverse change or any development involving a prospective adverse change in the condition (financial or otherwise) of each of the Guarantors which could be expected to have a Material Adverse Effect since the date of the most recently published audited financial statements except as disclosed in the Programme
Memorandum;
6.2.7. save as disclosed in the Programme Memorandum, that there are no litigation, arbitration or administrative proceedings involving each of the Guarantors (and, so far as each of the Guarantors is aware, no such proceedings are pending, threatened or contemplated) which, if determined adversely to each of the
Guarantors could individually or in aggregate have a Material Adverse Effect on the ability of each of the Guarantors to comply with or perform its obligations under this Agreement, and/or any Subscription Agreement and the Guarantee,
save as disclosed in the Programme Memorandum;
6.2.8. that no Event of Default or event which with the giving of notice, the expiry of any grace period, the making of any determination, or any combination thereof may constitute an Event of Default is subsisting in relation to any Outstanding
Note and no event has occurred which might constitute (after an issue of Notes)
an Event of Default thereunder or which with the giving of notice, the expiry of any grace period, the making of any determination, or any combination thereof may (after an issue of Notes) constitute such an Event of Default;
6.2.9. that, except as set forth in the Programme Memorandum, generally, and in particular, Condition 11 (Taxation) thereof, all amounts payable by each of the
Guarantors in respect of the Notes shall be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of South Africa or any political sub-division thereof or authority or agency therein or thereof having power to tax;
6.2.10. that all consents, approvals, authorisations, orders and clearances of all regulatory authorities required by each of the Guarantors for, or in connection with, the creation and offering of Notes under the Programme, the execution and issue of, and compliance by each of the Guarantors with the terms of the
Notes issued under the Programme and the entry into, execution and delivery of, and compliance with the terms of this Agreement, and any Subscription
Agreement to be concluded and the Guarantee have been obtained and are in full force and effect;
6.2.11. that at all times each of them will ensure that all necessary action is taken and all necessary conditions are fulfilled (including, without limitation, the obtaining of all necessary consents) so that each of them may lawfully comply with their obligations under the Notes and this Agreement and any Subscription
Agreement to be concluded and the Guarantee and, further, so that each of them may comply with any applicable laws, regulations and guidelines from time to time promulgated by any South African governmental and regulatory authorities relevant in the context of the issue of Notes under the Programme;
6.2.12. to the best of their knowledge and belief, neither of the Guarantors nor any of their assets is entitled to immunity from suit, execution, attachment or other legal process in any jurisdiction;
6.2.13. that none of the Guarantors, their affiliates (as defined in Rule 405 under the
Securities Act) or any persons acting on any of their behalf has engaged or will engage in any direct selling efforts in the U.S. (as defined in Regulation S under the Securities Act) or in any other selling efforts in contravention of the selling restrictions (as set out in Schedule 2 hereto), in respect of the Notes;
6.2.14. that each the of the Guarantors, their affiliates and each person acting on any of their behalf have complied with and will comply with the offering restrictions requirements of Regulation S under the Securities Act (if applicable); and
6.2.15. insofar as each of the Guarantors is aware, there is no substantial U.S. market interest (as defined in Regulation S under the Securities Act) in the Notes.
6.3. With regard to each issue of Notes under the Programme, the Issuer and each of the
Guarantors shall be deemed to repeat the warranties and agreements contained in clauses 6.1 and 6.2 respectively, as at the Agreement Date for such Notes (any agreement on such Agreement Date being deemed to have been made on the basis of, and in reliance on, such warranties and agreements), as at the Issue Date of such Notes, and on each date on which the aggregate nominal amount of the Programme is increased in accordance with clause 14 and on each date on which the Programme Memorandum is revised, supplemented or amended or a supplementary Programme Memorandum is published.
7.
UNDERTAKINGS
7.1.
Notification of material developments
7.1.1. The Issuer and each of the Guarantors shall, immediately after becoming aware of the occurrence thereof, notify the Arranger on behalf of the Dealers of:
7.1.1.1. any Event of Default or any condition, event or act which would after an issue of Notes (or would with the giving of notice, the expiry of any grace period and/or the lapse of time) constitute an Event of
Default or any breach of the representations and warranties or undertakings contained in this Agreement; and
7.1.1.2. any development affecting the Issuer or any of the Guarantors which is reasonably likely to have a Material Adverse Effect.
7.1.2. The Issuer or any of the Guarantors shall from time to time promptly furnish to the Arranger and each Dealer such financial information, public announcement(s) and/or press releases relating to the Issuer or any of the
Guarantors as the Arranger and each Dealer may in writing reasonably request.
7.2.
Updating of Programme Memorandum
7.2.1. On or before each anniversary of the date of this Agreement, the Issuer shall, if so required in terms of the Programme Memorandum or the rules of the relevant Financial Exchange, update or amend the Programme Memorandum
(following consultation with the Arranger, who will consult with the Dealers) by the publication of a supplement thereto or an amended and restated
Programme Memorandum, in a form approved by the JSE.
7.2.2. In the event of a change in the financial or operational condition of the Issuer or any of the Guarantors which is material in the context of the Programme or the issue of any Notes or if the Programme Memorandum shall otherwise come to contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, or, if it is necessary at any time to amend the Programme Memorandum to comply with or reflect changes in the laws or regulations of South Africa, the Issuer shall update or amend the Programme Memorandum (following consultation with the
Arranger who will consult with the Dealers) by the publication of a supplement thereto, in a form approved by the JSE.
7.2.3. The Programme Memorandum shall, as specified therein, be deemed to incorporate by reference therein the most recently published audited consolidated annual financial statements (and where applicable in terms of the
JSE Debt Listings Requirements, the audited interim financial statements), of the Issuer. Upon any new financial statements being incorporated in the
Programme Memorandum as aforesaid or upon the publication of a revised
Programme Memorandum or a supplement or amendment to the Programme
Memorandum, the Issuer shall promptly supply to each Dealer and the Transfer
Agent such number of copies of such financial statements, revised Programme
Memorandum, supplements or amendments as each Dealer or the Transfer
Agent (as the case may be) may reasonably request. Until a Dealer receives such financial statements, revised Programme Memorandum, supplements or amendments, the definition of “Programme Memorandum” in clause 3.2 shall, in relation to such Dealer, mean the Programme Memorandum prior to the receipt by such Dealer of such financial statements or the publication of such revised
Programme Memorandum, supplement or amendment.
7.2.4. If the terms of the Programme are modified or amended in a manner, or if an event occurs, which would make the Programme Memorandum misleading in any material respect, or which would make any statement in the Programme
Memorandum untrue or incorrect, or which omits a fact, the omission of which would make the Programme Memorandum misleading, an amended and restated Programme Memorandum or supplement to the Programme
Memorandum will be prepared by the Issuer following consultation with the
Arranger who will consult with the Dealers.
7.3.
Listing
7.3.1. The Issuer confirms that the Programme will be listed on the relevant Financial
Exchange and that the application for the listing will be made at the expense of the Issuer. If in relation to any issue of Notes, it is agreed between the Issuer and the Relevant Dealer or the Lead Manager(s), as the case may be, to list or admit to trading such Notes on a Financial Exchange, the Issuer will use its best efforts to obtain and, whilst any such Notes are outstanding, maintain such listing or admission to trading on such Financial Exchange. If it is unable to do so, having used its best efforts, or if the maintenance of such listing becomes unduly onerous, the Issuer will instead use its best efforts to promptly obtain and maintain a listing for the Notes on such other Financial Exchange as the
Issuer may (with the approval of the Relevant Dealer, which approval shall not be unreasonably withheld or delayed) decide.
7.3.2. The Issuer shall cause an application to be made for Notes to be listed on the relevant Financial Exchange, if applicable.
7.3.3. The Issuer shall comply with the rules of the relevant Financial Exchange and shall otherwise comply with any undertakings given by it from time to time to the relevant Financial Exchange in connection with Notes listed on such Financial
Exchange or the listing thereof and, without prejudice to the generality of the foregoing, shall furnish or procure to be furnished to the relevant Financial
Exchange all such information as such Financial Exchange may require in connection with the listing on such Financial Exchange of any Notes.
7.3.4. The Issuer shall arrange for any announcements in respect of the Notes to be made in such publications and on such dates as may be required by the relevant Financial Exchange and/or the Terms and Conditions.
7.4.
The Agreements
The Issuer undertakes that it will not, except with the consent of the Dealers (which consent shall not be unreasonably withheld), terminate the Agency Agreement or effect or permit to become effective any amendment to the Agency Agreement which, in the case of an amendment, would or might prejudice the interests of any holder of Notes issued before the date of such amendment and the Issuer will promptly notify each of the Dealers of any termination of, or amendment to the Agency Agreement and of any change in the Transfer
Agent under the Agency Agreement.
7.5.
Lawful Compliance
The Issuer or any of the Guarantors will at all times ensure that all necessary action is taken and all necessary conditions are fulfilled under the laws of South Africa (including, without limitation, the obtaining, and where relevant, maintenance in full force and effect of all necessary permissions, consents or approvals of all relevant governmental authorities) so that the Issuer or any of the Guarantors may lawfully comply with its obligations under all
Notes, and agreements, and, further, so that it may comply with any applicable laws, regulations and guidance from time to time promulgated by any governmental and regulatory authorities under the laws of South Africa relevant in the context of the issue of
Notes.

7.6.
Agency
The Issuer undertakes that it will promptly notify in writing the Arranger and the Dealers if and when the Issuer appoints an agent or terminates the appointment of an agent, in each case in connection with the Programme, and nothing contained in this Agreement or any other document relating to the issuing of the Notes shall prevent the Issuer in consultation with the relevant Dealer from appointing a different Transfer Agent, Paying Agent or
Calculation Agent for a particular Tranche of Notes.
7.7.
Authorised representatives
The Issuer or any of the Guarantors will notify the Dealers immediately in writing if any of the persons named in the list referred to in paragraph 3 of the Initial Documentation List ceases to be authorised to take action on behalf of the Issuer or any of the Guarantors or if any additional person becomes so authorised together, in the case of an additional authorised person, with evidence satisfactory to the Dealers that such person has been so authorised.
7.8.
Auditors’ comfort letters
The Issuer or any of the Guarantors will (i) at the time of the preparation of the Programme
Memorandum and thereafter upon each occasion when the same may be amended, supplemented, revised or updated, except by means of information incorporated by reference unless such amendment, revision, supplement or up-dating concerns or contains financial information about the Issuer or any of the Guarantors (but excluding the incorporation by reference of the annual financial statements of the Issuer) and (ii) at other times whenever so reasonably requested by a Dealer, deliver to the Dealers at the expense of the Issuer, a comfort letter, provided in accordance with the South African Auditing
Standards, from the independent auditors of the Issuer and the Guarantors, in such form and with such content as the Dealers may reasonably request. If at or prior to the time of any agreement to issue and subscribe for Notes under clause 4 a request is made with respect to the Notes to be issued, the receipt of the relevant comfort letter or letters in a form satisfactory to the relevant Dealer shall be a further condition precedent to the issue of those
Notes to that Dealer or an investor procured by that Dealer.
7.9.
No other issues/Clear issuance
The Issuer undertakes that it will not, during the period commencing on the Agreement Date and ending on the Issue Date with respect to any Notes which are to be listed, issue or agree to issue any listed notes, bonds or other debt securities of whatsoever nature that are substantially similar to the Notes of the relevant Tranche, without the prior consent of the
Relevant Dealer or, as the case may be, the Lead Manager(s).

7.10.
Information on Noteholders’ meetings
The Issuer will, at the same time as it is despatched, furnish the Dealers with a copy of any notice of a meeting of the holders of the Notes (or any of them) which is despatched at the instigation of the Issuer and will notify the Dealers immediately upon its becoming aware that a meeting of the holders of the Notes (or any of them) has been convened by holders of such Notes.
7.11.
Rating
The Issuer or any of the Guarantors will promptly notify the Dealers if there has been any downgrading or withdrawal of the ratings of the Issuer’s or any Guarantors’ debt or any public notice of which the Issuer or any of the Guarantors is aware by a Rating Agency of any intended or potential downgrading in or withdrawal of such rating or upon it becoming aware that such ratings are listed on “Creditwatch” with negative implications or other similar publication of formal review by such Rating Agency with negative implications.
8.
INDEMNITY
8.1. Without prejudice to the other rights or remedies of the Dealers, the Issuer indemnifies the
Arranger and the Dealers and their respective representatives, directors, officers, employees and agents, acting within the course and scope of their employment or mandate (each an
“Indemnified Person”), and agrees to hold such Indemnified Persons indemnified against any losses, liabilities, costs, claims, damages, charges, expenses, actions or demands which may be made against such Indemnified Person (excluding any consequential or indirect losses or damages) as a result of or in relation to:
8.1.1. any failure by the Issuer to issue on the Issue Date any Notes which a Dealer has agreed to subscribe for (unless such failure is as a result of the failure by the relevant Dealer to pay the full aggregate Issue Price for such Notes); or
8.1.2. any actual or alleged breach of the representations and warranties and undertakings contained in, or made or deemed to be made by the Issuer or any of the Guarantors pursuant to, this Agreement; or
8.1.3. any untrue or misleading (or allegedly untrue or misleading) statement, which is material in the context of the Programme and/or the issue and offering of Notes in, or any material omission (or alleged material omission) from, the Programme
Memorandum; or

8.1.4. any untrue or misleading (or allegedly untrue or misleading) statement in any additional information provided by the Issuer or any of the Guarantors to the
Dealers pursuant to clause 9 below; or
8.1.5. any breach by the Issuer or any of the Guarantors of the Terms and Conditions
which is not remedied by the Issuer within the applicable time period(s), if any, and such indemnity shall extend to include all reasonable costs, charges and expenses which that Indemnified Person may reasonably pay or incur in disputing or defending any claim or action in respect of which indemnity may be sought against the Issuer under this clause. No Dealer shall have any duty or obligation, whether as fiduciary or trustee for any
Indemnified Person or otherwise, to recover any such payment or to account to any person for any amounts paid to it under this clause 8, provided that against receipt by the
Indemnified Person of any amount paid by the Issuer pursuant to such indemnification, the
Indemnified Person hereby agrees to cede and assign to the Issuer the associated portion of the claim (equal in value to the amount received by the Indemnified Person), that the
Indemnified Person has against such third party.
8.2. If any proceedings (including a governmental investigation) shall be instituted involving any
Indemnified Person in respect of which indemnity may be sought pursuant to the previous paragraph, such Indemnified Person shall promptly notify the Issuer in writing and the Issuer shall, upon request of such Indemnified Person, appoint lawyers reasonably satisfactory to such Indemnified Person to represent such Indemnified Person and shall be liable to pay the reasonable fees and expenses of such lawyers related to such proceedings. In any proceeding, any Indemnified Person shall have the right to retain its own lawyer, but the reasonable fees and expenses of such lawyers shall be at the expense of such Indemnified
Person unless (i) the Issuer and such Indemnified Person shall have mutually agreed in writing to the retention of such lawyers or (ii) such Indemnified Person has defences additional to or different from the Issuer and such lawyers cannot in the reasonable opinion of the Indemnified Person deal with such additional or different defences on behalf of the
Indemnified Person in a manner reasonably satisfactory to the Indemnified Person, or (iii)
the Issuer fails, within a reasonable time, to appoint lawyers reasonably satisfactory to such
Indemnified Person. The Issuer may assume the defence of any proceedings unless the
Indemnified Person reasonably objects to the assumption of the defence on the ground that there may be legal defences available to it which are different from or in addition to those available to the Issuer. If the Issuer assumes the defence of any proceeding, it shall keep the Indemnified Person informed of all material progress in the proceedings and shall not settle the proceedings out of court without the prior written consent of the Indemnified
Person (which consent shall not be unreasonably withheld or delayed), mutatis mutandis on the same terms and conditions as set out in clause 8.3.

8.3. The Issuer shall not be liable for any out of court settlement of any such proceedings effected without the written consent of the Issuer (such consent not being unreasonably withheld or delayed), but if any such proceedings are settled out of court with such consent or if there be a final judgment for the plaintiff, the Issuer agrees to indemnify the relevant
Indemnified Persons from and against any loss or liability by reason of such out of court settlement or judgment to the extent required under clause 8.1. Notwithstanding the aforegoing, if at any time any Indemnified Person shall have requested the Issuer by notice in writing to consent to a proposed out of court settlement and the Issuer has failed to respond to such request within 30 (thirty) days, the Issuer shall be liable for any out of court settlement of any such proceeding effected without its written consent. The Issuer will not, without written consent of the relevant Indemnified Person (which consent shall not unreasonably be withheld or delayed), effect the out of court settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such out of court settlement includes an unconditional release of such Indemnified Person from all liability in respect of the subject of such proceeding.
9.
AUTHORITY TO DISTRIBUTE DOCUMENTS
9.1. The Issuer and each of the Guarantors hereby authorise each of the Dealers on their behalf to provide copies of, and make oral statements consistent with, (i) the Programme
Memorandum or (ii) such additional information as may be provided in writing by the Issuer or each of the Guarantors in relation to the Programme to the Dealers.
9.2. The Issuer and each of the Guarantors hereby further authorise the Dealers to use and rely on such other information which relates to the Programme and/or any issue of Notes as is published by the Issuer and each of the Guarantors and is in the public domain to actual and potential purchasers of, or subscribers for, Notes.
10.
DEALERS’ UNDERTAKINGS AND INDEMNITY
10.1. Each Dealer agrees to comply with the restrictions and agreements set out in Schedule 2 hereto.
10.2. The Arranger and each of the Dealers hereby severally indemnify the Issuer, each of the
Guarantors and their respective representatives, directors, officers, employees and agents
(each an “Indemnified Party”) against any and all losses, penalties, costs, claims, damages, liabilities, expenses (including, but not limited to legal costs and expenses reasonably incurred) or demands or actions in respect thereof (but excluding all consequential or indirect losses or damages) which any of them may incur or which may be made against any of them, to which any of them may become subject, insofar as such losses, penalties, costs, claims, damages, liabilities, or expenses demands (or actions in respect thereof) arise out of or are based upon any breach of this Agreement or a
Subscription Agreement (except such as may result from (i) a breach of this Agreement or a
Subscription Agreement by any Indemnified Party or (ii) the wilful default, negligence or bad faith of any Indemnified Party or (iii) the failure of such Dealer to observe or comply with any of the selling restrictions or requirements set out in Schedule 2, provided that no Dealer shall be liable for any losses, claims, damages or liabilities arising from the sale of Notes to any person believed in good faith by such Dealer, on reasonable grounds after making all reasonable investigations, to be a person to whom the Notes could legally be sold in compliance with the provisions of Schedule 2, and provided further that nothing contained in this agreement shall relieve any Dealer from any liability for loss or damage attaching to the
Dealer under common law (excluding all consequential or indirect losses or damages)), and each Dealer hereby indemnifies the Issuer for expenses incurred and loss and damage
(excluding all consequential or indirect losses or damages), suffered by the Issuer, to the extent that the Dealer is liable therefore under common law. For the avoidance of doubt, each Dealer shall only be liable for such Dealer’s own wrongdoing as set out above and shall not be jointly liable with other Dealers.
10.3.       The provisions of clause 8.2 and 8.3 as to the conduct and expense of conducting any defence against any action, proceeding, claim or demand in respect of which the indemnity in clause 10.2 may be sought shall apply mutatis mutandis to the indemnity in clause 10.2.
11.
FEES AND EXPENSES
Except as otherwise agreed, the Issuer undertakes that it will:
11.1. pay to each Dealer the commissions agreed in connection with and at the time of each issue or sale of Notes to that Dealer or to a person procured by that Dealer (and any value added tax or other tax thereon, if necessary); and
11.2. pay (together with any value added tax or other tax thereon, if necessary):
11.2.1. the reasonable fees and expenses of its legal advisers and auditors;
11.2.2. the cost of listing and admission to trading and maintaining the listing of any listed Notes to be issued by it under the Programme on a Financial Exchange;
11.2.3. the cost of obtaining any credit rating for the Notes if the Issuer requires a credit rating;
11.2.4. all expenses in connection with the establishment of the Programme and the issue, authentication, packaging and initial delivery of Notes and the preparation of the CSD listing notification, this Agreement, and the preparation and printing of Certificates, the Programme Memorandum and any amendments or supplements thereto (including the updating of any legal opinions issued pursuant to clause 5.4 and of any auditors’ comfort letters issued pursuant to clause 7.8); and
11.2.5. the cost of any publicity agreed to in writing by the Issuer in connection with an issue of Notes;
11.3. pay to the Dealers the reasonable fees and disbursements of legal advisers appointed to represent the Dealers (including any value added tax or other tax thereon, if necessary) in connection with the establishment of the Programme and the negotiation, preparation, execution and delivery of this Agreement, and any documents referred to in it and any other documents required in connection with the creation of the Programme; and
11.4. pay promptly, and in any event before any penalty becomes payable, any securities transfer tax, documentary, registration or similar duty or tax (including any stamp duty) imposed within South Africa and payable in connection with the entry into, performance, enforcement or admissibility in evidence of this Agreement, any communication pursuant hereto and indemnify the Arranger and each Dealer against any liability with respect to or resulting from any delay in paying, or omission to pay, any such duty or tax.
All payments by the Issuer under this Agreement shall be paid without set-off or counterclaim, and free and clear of and without deduction or withholding for or on account of, any present or future taxes, levies, imports, duties, fees, assessments or other charges of whatever nature imposed by
South Africa or by any department, agency or other political subdivision or taxing authority thereof or therein, and all interest, penalties or similar liability with respect thereto (“Taxes”). If any Taxes are required by law to be deducted or withheld in connection with any such payment, the Issuer will increase the amount paid so that the full amount of such payment is received by the payee as if no such withholding or deduction had been made.
12.
TERMINATION AND APPOINTMENT OF DEALERS
The Issuer or the Arranger or a Dealer may terminate the arrangements described in this Agreement by giving not less than 30 (thirty) days’ written notice to the other parties hereto. The Issuer may terminate the appointment of a Dealer or Dealers by giving not less than 30 (thirty) days’ written notice to such Dealer or Dealers (with a copy promptly thereafter to all the other Dealers and the
Transfer Agent). Termination shall not affect any rights or obligations (including but not limited to those arising under clauses 8, 10 and/or 11) which have accrued at the time of termination or which accrue thereafter in relation to any act or omission or alleged act or omission which occurred prior to such time.

13.
APPOINTMENT OF NEW DEALERS
13.1. Subject to clause 16, nothing in this Agreement shall prevent the Issuer from appointing one or more New Dealers, for the duration of the Programme or, with regard to an issue of a particular Tranche of Notes, for the purposes of that Tranche, in either case upon the terms of this Agreement and provided that, unless such appointment is effected pursuant to a
Subscription Agreement:
13.1.1. any New Dealer shall have first delivered to the Issuer an appropriate Dealer
Accession Letter substantially in the form set out in Schedule 3 hereto; and
13.1.2. the Issuer shall have delivered to such New Dealer an appropriate Confirmation
Letter substantially in the form set out in Schedule 3 hereto, whereupon, or upon the execution of the relevant Subscription Agreement, such New Dealer shall, subject to the terms of the relevant Dealer Accession Letter and the relevant
Confirmation Letter, become a party to this Agreement, vested with all authority, rights, powers, duties and obligations of a Dealer as if originally named as a Dealer hereunder provided further that, except in the case of the appointment of a New Dealer for the duration of the Programme, following the Issue Date of the relevant Tranche, the relevant New
Dealer shall have no further such authority, rights, powers, duties or obligations except such as may be accrued or been incurred prior to and in connection with, the issue of such
Tranche.
13.2. The Issuer shall promptly notify the Transfer Agent (if any) and the other Dealers of any appointment of a New Dealer for the duration of the Programme by supplying to such parties a copy of any Dealer Accession Letter and Confirmation Letter.
14.
INCREASE IN THE AGGREGATE NOMINAL AMOUNT OF THE PROGRAMME
14.1. From time to time the Issuer may wish to increase the aggregate nominal amount of the
Notes that may be issued under the Programme. In such circumstances, the Issuer may give notification of such an increase (subject as set out in clause 14.2) by delivering to the
Sponsoring Member, the Transfer Agent, and the Dealers a letter substantially in the form set out in Schedule 4 hereto. Upon such notice being given to the Arranger and the
Dealers, all references in this Agreement, the Agency Agreement, the Programme
Memorandum or any other agreement, deed or document in relation to the Programme, of a certain aggregate nominal amount, shall be and shall be deemed to be references to a
Programme of the increased aggregate nominal amount.
14.2.       Notwithstanding clause 14.1, the right of the Issuer to increase the aggregate nominal amount of the Programme shall be subject to the Dealers having received and found satisfactory (in their reasonable opinion) all the documents and confirmations described in
Part 2 of Schedule 1 hereto (with such changes as may be relevant with reference to the circumstances at the time of the proposed increase as are agreed between the Issuer and the Dealers), and the fulfilment of any further conditions precedent that any of the Dealers may reasonably require, including, without limitation, (in the reasonable opinion of the
Dealers) the production of a supplementary Programme Memorandum by the Issuer and any further or other documents required by the relevant Financial Exchange for the purpose of listing any Notes to be issued on the relevant Financial Exchange. Any Dealer must notify the Arranger and the Issuer within 10 (ten) calendar days (or such other period as may be agreed between the Issuer, the Arranger and the Relevant Dealer(s)) of receipt of the documents and confirmations described in Part 2 of Schedule 1 hereto if it considers any to be unsatisfactory in its reasonable opinion and, in the absence of such notification, such
Dealer shall be deemed to consider such documents and confirmations to be satisfactory.
15.
STATUS OF THE DEALERS AND THE ARRANGER
15.1. Each of the Dealers agrees that the Arranger has only acted in an administrative capacity to facilitate the establishment and/or maintenance of the Programme and none of the Dealers nor the Arranger have any responsibility to any other Dealer for the adequacy, accuracy, completeness or reasonableness of any representation, warranty, undertaking, agreement, statement or information in the Programme Memorandum, any Applicable Pricing
Supplement, this Agreement or any information provided in connection with the Programme or the nature and suitability to it of all legal, tax and accounting matters and all documentation in connection with the Programme or any Tranche.
15.2.       The Arranger shall have only those duties, obligations and responsibilities expressly specified in this Agreement.
15.3. The Arranger and the Dealers record:
15.3.1. that the obligations of the Arranger and each of the Dealers are separate and independent of the obligations of any other Dealer or Arranger. Accordingly, no
Dealer or the Arranger shall be responsible or liable for, the acts or omissions of any other Dealer or the Arranger, and failure by any one Dealer or the Arranger shall not mean or constitute fault or failure on the part of any other Dealer or the
Arranger; and
15.3.2. that the rights of each Dealer and the Arranger under this Agreement are separate and independent of any other Dealer or the Arranger’s rights under this Agreement and, accordingly, a Dealer or the Arranger may, unless specifically stated otherwise, separately enforce those rights.

16.
BENEFIT OF AGREEMENT
16.1. This Agreement shall be binding upon and shall inure for the benefit of the Issuer each of the Guarantors, the Arranger and each Dealer and their respective successors and permitted assigns.
16.2. The Arranger and any Dealer may, with the prior written consent of the Issuer assign and transfer all of the Arranger’s or such Dealer’s rights and obligations hereunder in whatever form the Arranger or such Dealer determines may be appropriate. Any purported transfer or assignment in violation of this provision shall be void. Upon any such transfer and assumption of obligations, the assigning or transferring Arranger or Dealer shall be relieved of and fully discharged from all obligations under this Agreement, whether such obligations arose before or after such transfer and assumption and the relevant assignee or transferee shall be treated as if it were a party to this Agreement with effect from the date on which such assignment or transfer takes effect.
17.
CALCULATION AGENT
In the case of any Series of Notes which requires the appointment of a Calculation Agent, the person named in the Programme Memorandum shall act as Calculation Agent, unless the relevant Dealer or
(in the case of a syndicated issue) the Lead Manager(s) agrees with the Issuer to appoint such
Dealer or Lead Manager(s) or a person nominated by such Dealer or Lead Manager(s) as
Calculation Agent. In such event, an agreement will be entered into setting out the terms and conditions of the appointment. The name of the Dealer, Lead Manager(s) or nominee so appointed will be entered in the relevant Applicable Pricing Supplement.
18.
NOTICES AND DOMICILIA
18.1.        Notices
18.1.1. Each Party chooses the address set out opposite its name below as its address to which any written notice in connection with this Agreement may be addressed.
18.1.1.1.      DRDGOLD Limited:
1
st
Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
South Africa
Attention               :              Craig Barnes/Niel Pretorius
Telefax No           :               011 470 2600

18.1.1.2.      Crown Gold Recoveries Proprietary Limited:
1
st
Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
South Africa
Attention               :              Craig Barnes/Niel Pretorius
Telefax No            :              011 470 2600,
18.1.1.3.      East Rand Proprietary Mines Limited:
1
st
Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
South Africa
Attention               :              Craig Barnes/Niel Pretorius
Telefax No           :               011 470 2600,
18.1.1.4.      Ergo Mining Operations Proprietary Limited:
1
st
Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
South Africa
Attention               :              Craig Barnes/Niel Pretorius
Telefax No           :              011 470 2600,
18.1.1.5.      Ergo Mining Proprietary Limited:
1
st
Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
South Africa
Attention               :              Craig Barnes/Niel Pretorius
Telefax No            :              011 470 2600; and

18.1.1.6.      Absa Capital Limited, acting through the investment banking division of Absa Bank Limited, affiliated with Barclays Bank plc:
15 Alice Lane
Sandown
Sandton
2196
South Africa
Attention               :               Jason Abt, Marian Gaylard
Telefax No            :              011 895 7051 / 011 506 7951.

18.1.2. Any notice or communication required or permitted to be given in terms of this
Agreement shall be valid and effective only if in writing but it shall be competent to give notice by telefax transmitted to its telefax number set out opposite its name above.
18.1.3. Either Party may by written notice to the other Party change its chosen addresses and/or telefax number for the purposes of clause 18.1.1 to any other address(es) and/or telefax number, provided that the change shall become effective on the fourteenth day after the receipt of the notice by the addressee.
18.1.4. Any notice given in terms of this Agreement shall:
18.1.4.1.      if delivered by hand be deemed to have been received by the addressee on the date of delivery;
18.1.4.2.      if transmitted by facsimile, or electronic means, be deemed to have been received by the addressee on the 1st (first) Business Day after the date of transmission,
unless the contrary is proved.
18.1.5. Notwithstanding anything to the contrary herein contained, a written notice or communication actually received by a Party shall be an adequate written notice or communication to it, notwithstanding that it was not sent to or delivered at its chosen address and/or telefax number.
18.2.
Domicilia
18.2.1. Each of the Parties chooses its physical address referred to in clause 18.1 as its domicilium citandi et executandi at which documents in legal proceedings in connection with this Agreement may be served.
18.2.2.
Any Party may by written notice to each other Party change its domicilium from time to time to another address, not being a post office box or a poste restante, in South Africa; provided that any such change shall only be effective on the
14th (fourteenth) day after deemed receipt of the notice by the other Party pursuant to clause 18.1.4.
19.
CONFIDENTIALITY
19.1. Each Party shall treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to:

19.1.1. the provisions of this Agreement;
19.1.2. the negotiations relating to this Agreement;
19.1.3. the subject matter of this Agreement; and/or
19.1.4. any other Party.
19.2. A Party may disclose information which would otherwise be confidential if and to the extent:
19.2.1. required by law;
19.2.2. required by any securities exchange or regulatory or governmental body to which either Party is subject, wherever situated, whether or not the requirement for information has the force of law;
19.2.3. required to vest the full benefit of this Agreement in either Party;
19.2.4. disclosed to the professional advisers, auditors and bankers of each Party;
19.2.5. the information has come into the public domain through no fault of that Party;
19.2.6. the other Party has given prior written approval to the disclosure, such approval not to be unreasonably withheld or delayed; or
provided that any information so disclosed shall be disclosed only after notification to the other Party.
20.
GOVERNING LAW
The entire provisions of this Agreement shall be governed by and construed in accordance with the laws of South Africa.
21.
JURISDICTION
The Parties hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the
South Gauteng High Court, Johannesburg, South Africa (or any successor to that division) in regard to all matters arising from or in regard to this Agreement.
22.
SEVERABILITY
Each provision in this Agreement is severable from all others, notwithstanding the manner in which they may be linked together or grouped grammatically, and if in terms of any judgment or order, any provision, phrase, sentence, paragraph or clause is found to be defective or unenforceable for any reason, the remaining provisions, phrases, sentences, paragraphs and clauses shall nevertheless continue to be of full force. In particular, and without limiting the generality of the aforegoing, the
Parties hereto acknowledge their intention to continue to be bound by this Agreement notwithstanding that any provision may be found to be unenforceable or void or voidable, in which event the provision concerned shall be severed from the other provisions, each of which shall continue to be of full force.
23.
GENERAL
23.1. This document constitutes the sole record of the agreement between the Parties in regard to the subject matter thereof.
23.2. No Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.
23.3. No addition to, variation or consensual cancellation of this Agreement and no extension of time, waiver or relaxation or suspension of any of the provisions or terms of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of all the Parties.
23.4. No latitude, extension of time or other indulgence which may be given or allowed by any
Party to any other Party in respect of the performance of any obligation hereunder or enforcement of any right arising from this Agreement and no single or partial exercise of any right by any Party shall under any circumstances be construed to be an implied consent by such Party or operate as a waiver or a novation of, or otherwise affect any of that Party’s rights in terms of or arising from this Agreement or estop such Party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term hereof.
23.5. The Parties undertake at all times to do all such things, to perform all such acts and to take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this
Agreement.
23.6.       Save as is specifically provided in this Agreement, no Party shall be entitled to cede or delegate any of its rights or obligations under this Agreement without the prior written consent of the other Parties affected by such transfer of rights or obligations, which consent may not unreasonably be withheld or delayed.
24.
COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original of the Party or Parties executing the same and all of which together will be deemed to constitute one and the same agreement.

Signed at Constantia Kloof on this 20 day of June 2012.
For and on behalf of
DRDGOLD LIMITED
/s/ C C Barnes
Name: C C Barnes
Capacity: Director
Who warrants that his /her authority hereto

/s/ D J Pretorius
Name: D J Pretorius
Capacity: Director
Who warrants that his /her authority hereto

For and on behalf of
CROWN GOLD RECOVERIES PROPRIETARY LIMITED
/s/ T J Gwebu
Name: T J Gwebu
Capacity: Director
Who warrants that his /her authority hereto

/s/ CM Symons
Name: CM Symons
Capacity: Director
Who warrants that his /her authority hereto
For and on behalf of
EAST RAND PROPRIETARY MINES LIMITED
/s/ C C Barnes
Name: C C Barnes
Capacity: Director
Who warrants that his /her authority hereto

/s/ CM Symons
Name: CM Symons
Capacity: Director
Who warrants that his /her authority hereto

For and on behalf of
ERGO MINING OPERATIONS PROPRIETARY LIMITED
/s/ C C Barnes
Name: C C Barnes
Capacity: Director
Who warrants that his /her authority hereto
/s/ D J Pretorius
Name: D J Pretorius
Capacity: Director
Who warrants that his /her authority hereto

For and on behalf of
ERGO MINING PROPRIETARY LIMITED
/s/ CM Symons
Name: CM Symons
Capacity: Director
Who warrants that his /her authority hereto
/s/ M Burrell
Name: M Burrell
Capacity: Director
Who warrants that his /her authority hereto
Signed at Sandton on this 21 day of June 2012.
For and on behalf of
ABSA CAPITAL LIMITED, ACTING THROUGH THE INVESTMENT BANKING DIVISION OF ABSA BANK
LIMITED, AFFILIATED WITH BARCLAYS BANK PLC

/s/ N A Balgobind
Name: N A Balgobind
Capacity: Principal
Who warrants that his /her authority hereto
/s/ A Sam
Name: A Sam
Capacity: Authorised signatory
Who warrants that his /her authority hereto

SCHEDULE 1
PART 1 : INITIAL DOCUMENTATION LIST
1. A copy of the memorandum of incorporation of the Issuer and the Guarantors.
2. A copy of all authorisations and consents required to be given, and evidence of any other action required to be taken, on behalf of the Issuer:
2.1. to approve its entry into this Agreement, the Programme Memorandum, the Agency
Agreement, the creation of the Programme and the issue of Notes under the Programme to the extent applicable;
2.2. to authorise appropriate persons to execute each of this Agreement, the Agency Agreement, any Relevant Agreement and any Notes issued under the Programme and to take any other action in connection therewith to the extent applicable; and
2.3. to authorise appropriate persons to enter into agreements with any Dealer to issue Notes in accordance with clause 4 of this Agreement.
3. A copy of all resolutions (complying with section 44 and section 45 of the Companies Act) and other authorisations required to be passed or given, and evidence of any other action required to be taken, on behalf of each of the Guarantors:
3.1. to approve their entry into this Agreement and the Guarantee; and
3.2. to authorise appropriate persons to execute each of this Agreement, the Programme
Memorandum, any Subscription Agreement, any Relevant Agreement and the Guarantee
and to take any other action in connection therewith to the extent applicable.
4. A list of the names, titles and specimen signatures of the persons authorised on behalf of the Issuer and the Guarantors in accordance with paragraphs 2.3 and 3.3 above.
5. Legal opinions addressed to the Arranger and each of the Dealers dated on or after the date of this
Agreement, in such form and with such content as the Arranger and the Dealers may reasonably require, from Edward Nathan Sonnenbergs Incorporated as transaction counsel as to South African law.

6. A copy of this Agreement, the Guarantee and the Agency Agreement and, where applicable, confirmation that executed copies of such documents have been delivered to the Transfer Agent (if any).
7. A final version of the signed Programme Memorandum.
8. A comfort letter from KPMG Inc. as independent auditors of the Issuer in such form and with such content as the Dealers may reasonably request.
9. Comfort letters from KPMG Inc. as independent auditors of the Guarantors in such form and with such content as the Dealers may reasonably request.
10. A compliance letter from KPMG Inc. in terms of the Commercial Paper Regulations in such form and with such content as the Arranger may reasonably request.
11. A consent letter from KPMG Inc. in terms of the JSE Debt Listings Requirements in such form and with such content as the Arranger may reasonably request.
12. Confirmation (if appropriate) that the JSE will list Notes to be issued under the Programme.

PART 2: SUBSEQUENT DOCUMENTATION LIST
1. A certified copy of all authorisations and consents required to be given, and evidence of any other action required to be taken, on behalf of the Issuer to approve the increase in the amount of the
Programme.
2. Legal opinions addressed to each of the Dealers dated on or after the date of this Agreement, in such form and with such content as the Dealers may reasonably require, from the legal advisers to the Dealers as to South African law and from the legal advisers to the Issuer and the Guarantors as to South African law.
3. A final version of the Programme Memorandum.
4. Confirmation that the JSE will approve the increased Programme Amount.

SCHEDULE 2
SELLING RESTRICTIONS
South Africa
Prior to the issue of any Tranche of Notes under the Programme, each Dealer who has (or will have) agreed to place that Tranche of Notes will be required to represent and agree that it will not solicit any offers for subscription for or sale of the Notes in that Tranche, and will itself not sell the Notes in that Tranche of Notes, in South Africa, in contravention of the Companies Act, the Banks Act, the Exchange Control Regulations,
the Securities Services Act and/or any other applicable laws and regulations of South Africa in force from time to time. Notes will not be offered for subscription to any single addressee for an amount of less than
ZAR1,000,000.
United States
The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) Notes may not be offered, sold or delivered within the United States or to persons except in accordance with Regulation S under the Securities Act.
General
Prior to the issue of any Tranche of Notes under the Programme, each Dealer who has (or will have) agreed to place that Tranche of Notes will be required to agree that:
(a)   it will (to the best of its knowledge and belief after due and proper enquiry) comply with all applicable securities laws and regulations in force in each jurisdiction in which it purchases, subscribes or procures the subscription for, offers or sells Notes in that Tranche or has in its possession or distributes the Programme Memorandum and will obtain any consent, approval or permission required by it for the purchase, subscription, offer or sale by it of Notes in that Tranche under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, subscription, offers or sales; and
(b)   it will comply with such other or additional restrictions as the Issuer and such Dealer agree and as are set out in the Applicable Pricing Supplement.
Neither the Issuer nor any of the Dealers represent that Notes may at any time lawfully be subscribed for or sold in compliance with any applicable registration or other requirements in any jurisdiction or pursuant to any exemption available thereunder or assumes any responsibility for facilitating such subscription or sale.

SCHEDULE 3
PART I : FORM OF DEALER ACCESSION LETTER – PROGRAMME
To:         DRDGOLD Limited

1
st
Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort]
South Africa
(the “Issuer”)
[Date]
Dear Sirs
DRDGOLD LIMITED ZAR2 000 000 000 DOMESTIC MEDIUM TERM AND HIGH YIELD NOTE
PROGRAMME
We refer to the Programme Agreement dated 15 June 2012 entered into in respect of the DRDGOLD Limited
ZAR2 000 000 000 Domestic Medium Term and High Yield Note Programme and made between the Issuer, the Guarantors, the Arranger and the Dealer party thereto (which agreement, as amended from time to time, is herein referred to as the “Programme Agreement”).
Conditions Precedent
We confirm that we are in receipt of the documents referenced below:
(a) a copy of the Programme Agreement; and
(b) a copy of such of the documents referred to in Part 1 of Schedule 1 of the Programme
Agreement as we require,
and have found them to our satisfaction. We hereby expressly waive production of any of the documents referred to in Schedule 1 of the Programme Agreement which we have not requested.*
*
It is important to ensure that each original legal opinion and comfort letter permits it to be delivered to, and relied upon by, New
Dealers, otherwise a side letter to this effect should be provided.

For the purposes of the Programme Agreement our notice details are as follows:
[insert name, address, telephone, facsimile, telex (+ answerback) and attention].
In consideration of the appointment by the Issuer of us as a Dealer under the Programme Agreement we hereby undertake, for the benefit of the Issuer, the Arranger and each of the other Dealers, that we will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the
Programme Agreement.
This letter is governed by, and shall be construed in accordance with the laws of the Republic of South
Africa.
We irrevocably and unconditionally consent to the non-exclusive jurisdiction of the South Gauteng High
Court, Johannesburg, South Africa (or any successor to that division) in regard to all matter arising from or in regard to this letter.
Yours faithfully
For and on behalf of
[Name of New Dealer]

__________________________
Name:
Capacity:
Who warrants his authority hereto
Cc: The Dealers

SCHEDULE 3
PART II : FORM OF CONFIRMATION LETTER - PROGRAMME
To:          [Name and address of New Dealer]
Cc: The other Dealers
[Date]
Dear Sirs
DRDGOLD LIMITED ZAR2 000 000 000 DOMESTIC MEDIUM TERM AND HIGH YIELD NOTE
PROGRAMME
We refer to the Programme Agreement dated 15 June 2012 (such agreement, as amended from time to time, the “Programme Agreement”) entered into in respect of the DRDGOLD Limited ZAR2 000 000 000
Domestic Medium Term and High Yield Note Programme and hereby acknowledge receipt of your Dealer
Accession Letter to us dated 15 June 2012.
In accordance with clause 13.1.2 of the Programme Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to the Programme Agreement, vested with all the authority, rights, powers, duties and obligations of a Dealer as if originally named as Dealer under the Programme
Agreement.
Yours faithfully
For and on behalf of
DRDGOLD LIMITED

___________________________________
Name:
Capacity:
Who warrants his authority hereto

SCHEDULE 3
PART III : FORM OF DEALER ACCESSION LETTER - NOTE ISSUE
To:         DRDGOLD Limited
1
st
Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort]
South Africa
(the “Issuer”)
[Date]
Dear Sirs
DRDGOLD LIMITED ZAR2 000 000 000 DOMESTIC MEDIUM TERM AND HIGH YIELD NOTE
PROGRAMME
We refer to the Programme Agreement dated 15 June 2012 entered into in respect of the DRDGOLD Limited
ZAR2 000,000,000 Domestic Medium Term and High Yield Note Programme (which agreement, as amended from time to time, is herein referred to as the “Programme Agreement”).
Conditions Precedent
We confirm that we are in receipt of the documents referenced below:
1.    a copy of the Programme Agreement; and
2.    a copy of such of the documents referred to in Part I of Schedule 1 of the Programme Agreement as
we require,
and have found them to our satisfaction. We hereby expressly waive production of any of the documents referred to in Schedule 1 of the Programme Agreement which we have not requested.*
For the purposes of the Programme Agreement our notice details are as follows:
*
It is important to ensure that each original legal opinion and comfort letter permits it to be delivered to, and relied upon by, New
Dealers, otherwise a side letter to this effect should be provided.

[insert name, address, telephone, facsimile, telex (+ answerback) and attention].
In consideration of the Issuer appointing us as a Dealer in respect of the issue of Notes under the
Programme Agreement we hereby undertake, for the benefit of the Issuer as Issuer and the Arranger and each of the other Dealers that in relation to the issue of the Notes we will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement.
This letter is governed by, and shall be construed in accordance with, South African law.
We irrevocably and unconditionally consent to the non-exclusive jurisdiction of the South Gauteng High
Court, Johannesburg, South Africa (or any successor to that division) in regard to all matter arising from or in regard to this letter.
Yours faithfully
For and on behalf of
[NAME OF NEW DEALER]

___________________________________
Name:
Capacity:
Who warrants his authority hereto
Cc          The Dealers

SCHEDULE 3
PART IV : FORM OF CONFIRMATION LETTER - NOTE ISSUE
To:          [Name and address of New Dealer]
Cc:         The Dealers
[Date]
Dear Sirs
DRDGOLD LIMITED ZAR2 000 000 000 DOMESTIC MEDIUM TERM AND HIGH YIELD NOTE
PROGRAMME
We refer to the Programme Agreement dated 15 June 2012 (such agreement as amended from time to time, the “Programme Agreement”) and hereby acknowledge receipt of your Dealer Accession Letter to us dated
15 June 2012.
In accordance with clause 13.1 of the Programme Agreement we hereby confirm that, with effect from the date hereof in respect of the issue of the Notes, you shall become a party to the Programme Agreement, vested with all the authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the
Notes as if originally named as Dealer under the Programme Agreement provided that following the issue on the Issue Date of the Notes you shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to and in connection with the issue of the said
Notes.
Yours faithfully
For and on behalf of
DRDGOLD LIMITED

_______________________________________
Name:
Capacity:
Who warrants his authority hereto

__________________________________
Name:
Capacity:
Who warrants his authority hereto

SCHEDULE 4
FORM OF LETTER INCREASING THE NOMINAL AMOUNT OF THE PROGRAMME
To:          [The Dealers]
[Date]
Dear Sirs
DRDGOLD LIMITED ZAR2 000 000 000 DOMESTIC MEDIUM TERM AND HIGH YIELD NOTE
PROGRAMME
We refer to the Programme Agreement dated 15 June 2012 (such agreement as amended from time to time, the “Programme Agreement”).
We hereby notify you, pursuant to clause 14 of the Programme Agreement, that the aggregate nominal amount of the DRDGOLD Limited ZAR2 000 000 000 Domestic Medium Term and High Yield Note
Programme (the “Programme”) shall be increased to ZAR[…] from [insert date] whereupon all references to the current nominal amount of the Programme in the Programme Memorandum, Programme Agreement, the
Agency Agreement and any other relevant documents will be deemed to be amended accordingly. We understand that this increase is subject to the satisfaction of the conditions set out in clause 14 of the
Programme Agreement.
You must notify the Dealers and ourselves within 10 (ten) calendar days of receipt by you of the relevant documents and confirmations if you consider (in your reasonable opinion) such documents, confirmations and, if applicable, such further conditions precedent to be unsatisfactory and, in the absence of such notification, you will be deemed to consider such documents to be satisfactory.
Terms used in this letter have the meanings given to them in the Programme Agreement.
Yours faithfully
For and on behalf of
DRDGOLD LIMITED
________________________________________
Name:
Capacity:
Who warrants his authority hereto
Cc:      [Transfer Agent]
Cc:      [Paying Agent]

SCHEDULE 5
FORM OF SUBSCRIPTION AGREEMENT
SUBSCRIPTION AGREEMENT
in respect of the
DRDGOLD LIMITED
ZAR2 000 000 000 DOMESTIC MEDIUM TERM AND HIGH YIELD NOTE PROGRAMME
Unconditionally and irrevocably guaranteed, jointly and severally by Crown Gold Recoveries
Proprietary Limited, East Rand Proprietary Mines Limited, Ergo Mining Operations Proprietary
Limited and Ergo Mining Operations Proprietary Limited
amongst
DRDGOLD LIMITED
(as Issuer)
and
CROWN GOLD RECOVERIES PROPRIETARY LIMITED
(as Guarantor)
and
EAST RAND PROPRIETARY MINES LIMITED
(as Guarantor)
and
ERGO MINING OPERATIONS PROPRIETARY LIMITED
(as Guarantor)
and

ERGO MINING PROPRIETARY LIMITED
(as Guarantor)
and
ABSA CAPITAL LIMITED, ACTING THROUGH THE INVESTMENT BANKING DIVISION OF ABSA
BANK LIMITED, AFFILIATED WITH BARCLAYS BANK PLC
(as Lead Manager)
and
ABSA CAPITAL LIMITED, ACTING THROUGH THE INVESTMENT BANKING DIVISION OF ABSA
BANK LIMITED, AFFILIATED WITH BARCLAYS BANK PLC
(as Manager)

SUBSCRIPTION AGREEMENT
1.
PARTIES
1.1. The parties to this Agreement are:
1.1.1.
DRDGOLD LIMITED (as Issuer);
1.1.2. CROWN GOLD RECOVERIES PROPRIETARY LIMITED, EAST RAND
PROPRIETARY MINES LIMITED, ERGO MINING OPERATIONS
PROPRIETARY LIMITED AND ERGO MINING PROPRIETARY LIMITED (the
Guarantors); and
1.1.3. ABSA CAPITAL LIMITED, ACTING THROUGH THE INVESTMENT BANKING ,
DIVISION OF ABSA BANK LIMITED, AFFILIATED WITH BARCLAYS BANK
PLC (as Lead Manager and Manager).
1.2. The parties agree as set out below.
2.
INTRODUCTION
2.1. The Issuer proposes to issue ZAR2 000 000 000 unsecured and secured registered notes of any kind (the “Notes”) under the DRDGOLD Limited ZAR200,000,000 Domestic Medium
Term and High Yield Note Programme pursuant to the Programme Memorandum dated 15
June 2012 prepared by it (the “Programme Memorandum”). The terms of the issue shall be set out in the form of the Applicable Pricing Supplement (the “Pricing Supplement”)
attached to this Agreement as Annex A.
2.2. In a guarantee dated 15 June 2012, Crown Gold Recoveries Proprietary Limited, East Rand
Proprietary Limited, Ergo Mining Operations Proprietary Limited and Ergo Mining Proprietary
Limited, jointly and severally, unconditionally and irrevocably guaranteed the due and punctual payment of all amounts due and payable on the Notes in terms of the Terms and
Conditions. This Agreement is supplemental to the Programme Agreement dated 15 June
2012 (the “Programme Agreement”) entered into between the Issuer, the Arranger and the
Dealer party thereto. The provisions of the Programme Agreement applicable to the issue of the Notes shall, save to the extent varied by this Agreement, be deemed to be incorporated in this Agreement. All terms with initial capitals used herein without definition have the meanings given to them in the Programme Agreement.
2.3. The parties hereto wish to record the arrangements agreed between them in relation to the issue of the Notes referred to in clause 2.1.

3.
APPOINTMENT
[This Agreement appoints each Manager, which is not a party to the Programme Agreement (each a
“New Dealer”), as a New Dealer in accordance with the provisions of clause 13 of the Programme
Agreement for the purposes of the issue of the Notes. Each New Dealer undertakes for the benefit of the Issuer, each of the Guarantors, the Arranger and each of the other Dealers that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement. The Lead Manager confirms that it is in receipt of the documents referenced below:
3.1.1. a copy of the Programme Agreement; and
3.1.2. a copy of such of the documents referred to in Part 1 of Schedule 1 of the
Programme Agreement as the Lead Manager (on behalf of the Managers) has requested and has provided each of the New Dealers with a copy of those of such documents which the relevant New Dealer has requested.
3.2. Each New Dealer, accordingly, confirms that all such documents have been found by it to be satisfactory or that it has waived its right to object to any such document.
In consideration of the Issuer appointing the New Dealer[s] as [a] Dealer[s] in respect of the
Notes under the Programme Agreement, [each] [the] New Dealer hereby undertakes, for the benefit of the Issuer, each of the Guarantors, the Arranger and each of the other Dealers that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received from the Lead Manager. Notwithstanding anything contained in the Programme Agreement, [each] [the] New Dealer[s] shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the
Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date of the Notes [each] [the] New Dealer[s] shall have no further such authority, rights, powers, duties or obligations except such as may be accrued or been incurred prior to, or in connection with, the issue of the Notes.]
[The Dealer is appointed in respect of the issue and placing of the Notes contemplated in this Agreement and is a party to the Programme Agreement and accordingly no New
Dealers are appointed in terms of this Agreement.]
4.
ISSUE OF NOTES
4.1. Subject to the terms and conditions of the Programme Agreement and this Agreement, the
Issuer hereby agrees to issue the Notes and the Manager[s] [jointly and severally] [several but not joint] agree to:

4.1.1. act as agent[s] for the Issuer to procure the subscription for the Notes by investors at a price of [ ] percent of the principal amount of the Notes (the
“Purchase Price”), being the issue price of [ ] percent less [ ] percent less a discount of [ ] percent; or
4.1.2. act as agent[s] for the Issuer to procure the subscription for the Notes by investors at a purchase price of [ ] percent of the principal amount of the Notes
(the “Procurement Purchase Price”) in consideration for which the Issuer agrees to pay the Manager[s] a commission equal to [ ]% of the principal amount of the notes (the “Procurement Commission”).
4.2. The settlement procedures set out in Part 2 of Annex A to the Procedures Memorandum are
indicative only, and shall serve as merely a guideline to the settlement procedures applicable to the issue of Notes subscribed for by investors as contemplated by this
Agreement, and shall be on the basis that:
4.2.1. in the case of clause 4.1.1 the sum payable on the Issue Date shall be
(representing the Purchase Price ), less the amount payable in respect of
Managers’ expenses specified in clause 5.1 of this Agreement);
4.2.2. in the case of clause 4.1.2 the sum payable on the Issue Date shall be representing the Procurement Purchase Price less the aggregate of the
Procurement Commission and the amount payable in respect of the Managers’
expenses specified in clause 5.1 of this agreement;
4.2.3.              “Issue Date” means on or such other time and/or date as the Issuer and the Lead Manager on behalf of the Manager may agree.
5.
EXPENSES
5.1. [[The Issuer shall bear and pay (together with any applicable value added or similar tax) all reasonable costs and expenses incurred in or in connection with the printing of Certificates
(if any), this Agreement and the Pricing Supplement, the listing of the Notes on the Financial
Exchange and making initial delivery of the Notes.] In addition, the Issuer agrees to pay to the Lead Manager [ ] in respect of reasonable legal, travelling, telex, facsimile, telephone, postage and agreed advertising expenses incurred and to be incurred by the
Manager in connection with the preparation and management of the issue and distribution of the Notes which sum may be deducted from the Purchase Price [or the Procurement
Purchase Price, as the case may be].] [The arrangements in relation to expenses have been separately agreed between the Issuer and the Lead Manager.]]

5.2. The Issuer shall be provided with copies of all marketing material produced by each
Manager in relation to the Programme.
6.
CONDITIONS PRECEDENT
The obligation of the Manager to act as agent for the Issuer to procure the subscription for the Notes is conditional upon:
6.1. the execution by all parties of this Agreement on or prior to the Issue Date;
6.2. the conditions set out in clause 5.2 of the Programme Agreement being satisfied as of the
Issue Date and, without prejudice to the aforesaid, [as supplemented by [ ]]
containing all material information relating to the assets and liabilities, financial position, profits and losses of the Issuer and nothing having happened or being expected to happen which would require the Programme Memorandum [, as so supplemented,] to be [further]
supplemented or updated; and
6.3. the delivery to the Lead Manager on the Issue Date of:
6.3.1. legal opinions addressed to the Manager dated the Issue Date in such form and with such contents as the Lead Manager, on behalf of the Managers, may reasonably require from [ ] legal advisers to the Issuer [ ] legal advisors to the Guarantors and from [ ] legal advisers to the Managers;
6.3.2. a certificate dated as at the Issue Date signed by a duly authorised officer(s) of the Issuer giving confirmation that:
6.3.2.1. all the conditions set out in clause 5.2 of the Programme Agreement entered into in respect of the Programme between the Issuer, the
Guarantors, the Arranger and the Dealers named therein, have been satisfied (provided that where any condition contains
reference to the opinion of any Dealer, such reference has been ignored);
6.3.2.2. there has been no Material Adverse Effect, nor any development involving a prospective Material Adverse Effect, in or affecting the properties and conditions (financial or otherwise) of the Issuer since the date of its latest audited financial statements which is material in the context of the issue of the Notes;
6.3.2.3. the representations and warranties of the Issuer contained in clause 6.1 of the Programme Agreement are true, accurate and correct at, and as if made today, and the Issuer has performed all of its obligations under the Subscription Agreement and/or the
Programme Agreement to be performed on or before today; and
6.3.2.4. the issue of the Notes by the Issuer would not give rise to any breach of any limit on the borrowings of the Issuer.
6.3.3. a certificate dated as at the Issue Date signed by a duly authorised officer(s) of each of the Guarantors confirming that:
6.3.3.1. there has been no Material Adverse Effect, nor any development involving a prospective Material Adverse Effect, in or affecting the properties and conditions (financial or otherwise) of each of the
Guarantors since the date of their latest audited financial
statements which is material in the context of the issue of the Notes;
and
6.3.3.2. the representations and warranties of each of the Guarantors contained in clause 6.2 of the Programme Agreement are true, accurate and correct at, and as if made today, and each of the
Guarantors has performed all of their obligations under the
Subscription Agreement and/or the Programme Agreement to be
performed on or before today;
6.3.4. comfort letters dated the date hereof and the Issue Date from KPMG Inc. as the independent auditors of the Issuer and the Guarantors, in such form with such content as the Manager may reasonably request;
6.3.5. [specify any other conditions precedent].
If any of the foregoing conditions are not satisfied on or before the Issue Date, this
Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for the liability of the Issuer in relation to expenses as provided in clause 4.2.3 and except for any liability arising before or in relation to such termination), provided that the Lead Manager (on behalf of the Managers) may in its discretion waive any of the aforesaid conditions of the
Programme Agreement) or any of them.
7.
TERMINATION
The Lead Manager (on behalf of the Managers) may, by notice to the Issuer, terminate this
Agreement at any time prior to payment of the purchase money referred to in clause 4 above to the
Issuer if in the opinion of the Lead Manager, after consultation with the Issuer, if practicable, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the opinion of the Lead Manager be likely to prejudice materially the success of the offering or distribution of the Notes or dealings in the
Notes in the secondary market, and, upon such notice being given, the parties to this Agreement shall (except for the liability of the Issuer in relation to expenses as provided in clause 4.2.3 of this
Agreement and except for any liability arising before or in relation to such termination) be released and discharged from their respective obligations under this Agreement.
13.
NOTICES AND DOMICILIA
13.1.       Notices
13.1.1. Each Party chooses the addresses set out opposite its name below as its address to which any written notice in connection with this Agreement may be addressed.
13.1.1.1.      Issuer:
DRDGOLD Limited
1
st
Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
South Africa
Attention               :              Craig Barnes/Niel Pretorius
Telefax No           :               011 470 2600
Crown Gold Recoveries Proprietary Limited:
1
st
Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
South Africa
Attention               :              Craig Barnes/Niel Pretorius
Telefax No            :              011 470 2600,
East Rand Proprietary Mines Limited:
1
st
Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
South Africa
Attention               :              Craig Barnes/Niel Pretorius
Telefax No            :             011 470 2600,
Ergo Mining Operations Proprietary Limited:

1
st
Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
South Africa
Attention               :              Craig Barnes/Niel Pretorius
Telefax No           :               011 470 2600,
Ergo Mining Proprietary Limited:
1
st
Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
South Africa
Attention               :              Craig Barnes/Niel Pretorius
Telefax No           :               011 470 2600;
13.1.1.2.      Lead Manager:
Absa Capital Limited, acting through the investment division of Absa
Bank Limited, affiliated with Barclays Bank plc
15 Alice Lane
Sandton , 2196
South Africa
Telefax No             :             011 895 5382
Attention                 :             Keith Flemmer
13.1.1.3.       Manager:
Absa Capital Limited, acting through the investment banking
division of Absa Bank Limited, affiliated with Barclays Bank plc
15 Alice Lane
Sandton , 2196
South Africa
Telefax No            :              011 895 5382
Attention                :              Keith Flemmer
13.1.2. Any notice or communication required or permitted to be given in terms of this
Agreement shall be valid and effective only if in writing but it shall be competent to give notice by telefax transmitted to its telefax number set out opposite its name above.
13.1.3. Either Party may by written notice to the other Party change its chosen addresses and/or telefax number for the purposes of clause 18.1.1 of the
Programme Agreement to any other address(es) and/or telefax number, provided that the change shall become effective on the 14th (fourteenth) day after the receipt of the notice by the addressee.

13.1.4. Any notice given in terms of this Agreement shall:
13.1.4.1.      if delivered by hand be deemed to have been received by the addressee on the date of delivery;
13.1.4.2.      if transmitted by facsimile be deemed to have been received by the addressee on the 1st (first) Business Day after the date of
transmission,
unless the contrary is proved.
13.1.5. Notwithstanding anything to the contrary herein contained, a written notice or communication actually received by a Party shall be an adequate written notice or communication to it, notwithstanding that it was not sent to or delivered at its chosen address and/or telefax number.
13.2.       Domicilia
13.2.1. Each of the Parties chooses its physical address referred to in clause 18.1 of the Programme Agreement as its domicilium citandi et executandi at which documents in legal proceedings in connection with this Agreement may be served.
13.2.2.
Either Party may by written notice to the other Party change its domicilium from time to time to another address, not being a post office box or a poste restante, in South Africa; provided that any such change shall only be effective on the
14th (fourteenth) day after deemed receipt of the notice by the other Party pursuant to clause 18.1.4 of the Programme Agreement.
14.
CONFIDENTIALITY
14.1.      Each Party shall treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to:
14.1.1. the provisions of this Agreement;
14.1.2. the negotiations relating to this Agreement;
14.1.3. the subject matter of this Agreement; and/or
14.1.4. the other Party.
14.2.       A Party may disclose information which would otherwise be confidential if and to the extent:

14.2.1. required by law;
14.2.2. required by any securities exchange or regulatory or governmental body to which either Party is subject, wherever situated, whether or not the requirement for information has the force of law;
14.2.3. required to vest the full benefit of this Agreement in either Party;
14.2.4. disclosed to the professional advisers, auditors and bankers of each Party;
14.2.5. the information has come into the public domain through no fault of that Party;
or
14.2.6. the other Party has given prior written approval to the disclosure;
provided that any information so disclosed shall be disclosed only after notification to the other Party.
15.
GOVERNING LAW
The entire provisions of this Agreement shall be governed by and construed in accordance with the laws of South Africa.
16.
JURISDICTION
The Parties hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the
South Gauteng High Court, Johannesburg, South Africa (or any successor to that division) in regard to all matters arising from this Agreement.
17.
SEVERABILITY
Each provision in this Agreement is severable from all others, notwithstanding the manner in which they may be linked together or grouped grammatically, and if in terms of any judgment or order, any provision, phrase, sentence, paragraph or clause is found to be defective or unenforceable for any reason, the remaining provisions, phrases, sentences, paragraphs and clauses shall nevertheless continue to be of full force. In particular, and without limiting the generality of the aforegoing, the
Parties hereto acknowledge their intention to continue to be bound by this Agreement notwithstanding that any provision may be found to be unenforceable or void or voidable, in which event the provision concerned shall be severed from the other provisions, each of which shall continue to be of full force.

18.
GENERAL
18.1.      This document constitutes the sole record of the agreement between the Parties in regard to the subject matter thereof.
18.2.      No Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.
18.3.      No addition to, variation or consensual cancellation of this Agreement and no extension of time, waiver or relaxation or suspension of any of the provisions or terms of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of all the Parties.
18.4.      No latitude, extension of time or other indulgence which may be given or allowed by any
Party to any other Party in respect of the performance of any obligation hereunder or enforcement of any right arising from this Agreement and no single or partial exercise of any right by any Party shall under any circumstances be construed to be an implied consent by such Party or operate as a waiver or a novation of, or otherwise affect any of that Party’s rights in terms of or arising from this Agreement or estop such Party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term hereof.
18.5.      The Parties undertake at all times to do all such things, to perform all such acts and to take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this
Agreement.
18.6.      Save as is specifically provided in this Agreement, no Party shall be entitled to cede or delegate any of its rights or obligations under this Agreement without the prior written consent of the other Parties affected by such transfer of rights or obligations, which consent may not unreasonably be withheld or delayed.
19.
COUNTERPARTS
This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original of the Party or Parties executing the same and all of which together with be deemed to constitute one and the same agreement.

SIGNED at ________________ on this the ______ day of ________________ 20__.
For and on behalf of
DRDGOLD LIMITED
(as Issuer)

____________________________________
Name:
Capacity:
Who warrants his authority hereto

____________________________________
Name:
Capacity:
Who warrants his authority hereto
SIGNED at ________________ on this the ______ day of ________________ 20__.
For and on behalf of
CROWN GOLD RECOVERIES PROPRIETARY LIMITED
(as Guarantor)

____________________________________
Name:
Capacity:
Who warrants his authority hereto

____________________________________
Name:
Capacity:
Who warrants his authority hereto
SIGNED at ________________ on this the ______ day of ________________ 20__.
For and on behalf of
EAST RAND PROPRIETARY MINES LIMITED
(as Guarantor)

____________________________________
Name:
Capacity:
Who warrants his authority hereto

____________________________________
Name:
Capacity:
Who warrants his authority hereto

SIGNED at ________________ on this the ______ day of ________________ 20__.
For and on behalf of
ERGO MINING OPERATIONS PROPRIETARY LIMITED
(as Guarantor)

____________________________________
Name:
Capacity:
Who warrants his authority hereto

____________________________________
Name:
Capacity:
Who warrants his authority hereto
SIGNED at ________________ on this the ______ day of ________________ 20__.
For and on behalf of
ERGO MINING PROPRIETARY LIMITED
(as Guarantor)

____________________________________
Name:
Capacity:
Who warrants his authority hereto

____________________________________
Name:
Capacity:
Who warrants his authority hereto
SIGNED at ________________ on this the ______ day of ________________ 20__.
For and on behalf of
ABSA CAPITAL LIMITED, ACTING THROUGH THE
INVESTMENT BANKING DIVISION OF ABSA BANK
LIMITED, AFFILIATED WITH BARCLAYS BANK PLC
(as Lead Manager)

____________________________________
Name:
Capacity:
Who warrants his authority hereto
SIGNED at ________________ on this the ______ day of ________________ 20__.
For and on behalf of
ABSA CAPITAL LIMITED, ACTING THROUGH THE
INVESTMENT BANKING DIVISION OF ABSA BANK
LIMITED, AFFILIATED WITH BARCLAYS BANK PLC
(as Manager)

____________________________________
Name:

Capacity:
Who warrants his authority hereto

ANNEX A
APPLICABLE PRICING SUPPLEMENT